SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at May 5, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 5, 2004

Print the name and title of the signing officer under his signature.

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NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.northerndynasty.com

MINE FEASIBILITY AND PERMITTING PROGRAMS GAIN MOMENTUM
AT PEBBLE GOLD-COPPER-MOLYBDENUM-SILVER PROJECT

May 5, 2004, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that extensive work programs have commenced for the Pebble project, located in southwestern Alaska, USA with a total budget exceeding US$20 million. These work programs are designed to collect the engineering, environmental and socioeconomic data for completion in 2005 of a Bankable Feasibility Study and applications for permits for the construction, operation and closure of a long life, large-scale, open pit, gold-copper-molybdenum-silver mine and related infrastructure. Current assessments of the optimum milling capacity for the Pebble project range from 90,000 to 200,000 tonnes per day over a 30 to 60 year mine life.

Presently, over 30 site workers are operating from the NDM project office at the Iliamna Airport which is located 19 miles southeast of the deposit. These crews are taking baseline geotechnical and environmental measurements to assist in the selection and design of project facilities, such as tailings impoundment sites. In addition, the first of four rigs has commenced drilling with all rigs scheduled to be drilling by May 15th. The drill program encompasses more than 130,000 feet, consisting of delineation drilling to facilitate the classification of the Pebble deposit's resources as well as holes for geotechnical, metallurgical and hydrological assessments. Roscoe Postle Associates Inc. has advised NDM on the appropriate drill hole spacing required to produce Measured and Indicated Resources from the current Inferred Resource base. As currently defined, the Pebble deposit is open to the east, west and to depth, with the higher grade mineralization open to the south and southeast. Exploratory drilling is also planned for new zones and unexplored targets throughout the expansive property.

NDM is using highly experienced independent technical advisors for the collection and evaluation of engineering, environmental and socioeconomic data. To date, the following consultants have been commissioned to the Pebble project: ABR, Inc., Bristol Environmental & Engineering Services Corporation, Buell & Associates Inc., CH2M Hill, Inc., Columbia Analytical Services, Inc., Eagle Mapping Group, HDR Alaska, Inc., Knight Piesold Ltd., Kodiak Mapping Inc., North Creek Analytical, Inc., Northern Ecological Services, Resource Data Inc., SGS/CT & E Environmental Services, Inc., Shaw Environmental Inc., Steffen Robertson and Kirsten Inc., Roscoe Postle Associates Inc., Stephen R. Braund & Associates, Three Parameters Plus and Water Management Consultants Inc.

The State of Alaska and NDM have concluded a Memorandum of Understanding (MOU) detailing the co-operative relationship between the State and the Company that will govern and expedite NDM's efficient completion of the permitting process for the Pebble project. Under the MOU, the State is providing a dedicated Interagency Review Team (IRT) to ensure that adequate agency resources are committed to work on all activities and authorizations associated with the permitting process. The IRT will monitor, review and disseminate data in a timely manner, as well as provide advice and guidance to the Company. NDM plans to complete and submit applications for project approval in late 2005. These applications will initiate a time-regulated procedure, leading to the issue of permits for mine construction, operation and closure.

In addition, the Department of Transport (DOT) for Alaska is currently conducting a thorough program to investigate potential port sites at Iniskin Bay and Iliamna Bay on Cook Inlet, which will facilitate shipping of copper-gold-silver and molybdenum concentrates to offshore smelters. These port sites are located approximately 65 miles from the deposit. Various road corridor options leading from the potential port sites to the Pebble deposit, with connections to local villages, are also under active evaluation. A report outlining the findings and recommending the preferred port site and road corridor is expected to be presented by the DOT to the Government of Alaska by July 2004. After the port site and road route have been selected, the State will commission more detailed studies to facilitate design, engineering, permitting and construction.

The State and NDM, in partnership, will be evaluating the best options for the provision of power. It is anticipated that benefits will accrue to local residents and potentially, Railbelt customers. Requests For Proposals soliciting responses from local utilities and other interested parties will be delivered in the next few weeks.

An important part of the joint efforts between State Agencies and NDM is an increasing dialogue with local residents and other interested parties. Several meetings have been held at the village level and these will continue on a regular basis pursuant to the Company's community consultation plan. To facilitate its policies of preferential employment for local and Alaskan workers, along with open and timely consultation with all communities of interest, NDM has opened a new office in Anchorage. The office will be staffed by senior management, who will direct and coordinate the activities of the many expert, Alaskan-based consultants engaged in the engineering, environmental, socioeconomic and permitting tasks. As project drilling and field studies accelerate, an increasing amount of technical work will also be managed from the Alaskan office. The new office address is: Northern Dynasty Mines Inc., Ste. 604, 3201 C Street, Anchorage, AK 99503,Tel: (907)339-2600; Fax (907)339-2601.

For further details on Northern Dynasty Minerals Ltd. and the Pebble gold-copper-molybdenum-silver project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

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For more information on the Pebble project please contact the following persons at
604-684-6365 or 1-800-667-2114:

Brian Mountford, P.Eng. - Project Director
Bruce Jenkins, M.Sc. - Director of Environment, Permitting and Socioeconomic Planning

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.